As filed with the Securities and Exchange Commission on May 7, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Redwood Mortgage Investors VIII
(Name of Subject Company)

Redwood Mortgage Investors VIII
(Name of Person(s) Filing Statement)

Limited Partnership Units
(Title of Class of Securities)

758059307
(CUSIP Number of Class of Securities)

Michael R. Burwell
General Partner
Redwood Mortgage Investors VIII
1825 South Grant Street, Suite 250
San Mateo, California 94402
(650) 365-5341
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With Copies to:
Heath D. Linsky
Morris, Manning & Martin, LLP
1600 Atlanta Financial Center
3343 Peachtree Road, N.E.
Atlanta, Georgia 30326-1044
(404) 233-7000
(404) 365-9532 (Facsimile)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SCHEDULE 14D-9

This Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to the cash tender offer by MacKenzie Realty Capital, Inc. and MacKenzie Capital Management, L.P. (together, “MacKenzie”), to purchase up to 30,000,000 limited partnership units of Redwood Mortgage Investors VIII, a California limited partnership (which we refer to herein as the “Partnership,” “we,” “our” or “us”), at a price of $0.20 per unit (the “Offer Price”).  One Unit is defined by MacKenzie as one dollar of capital account balance; so for example, a Limited Partner with a $10,000 account balance has 10,000 Units.

As discussed below, the General Partners recommend that the Partnership’s limited partners reject the tender offer by MacKenzie to purchase their limited partnership units.

Item 1. Subject Partnership Information.

(a) Name and Address. The name of the subject company is Redwood Mortgage Investors VIII, a California limited partnership. The address and telephone number of the principal executive offices of the Partnership are 1825 South Grant Street, Suite 250, San Mateo, California 94402, (650) 365-5341.

(b) Securities. The class of equity securities to which this Schedule 14D-9 relates is the Partnership’s limited partnership units (the “Units”). As of December 31, 2014, there were 188,906,000 Units outstanding, based on outstanding capital accounts valued at $1.00 per Unit.

Item 2. Identity and Background of Filing Person.

(a) Name and Address. The Partnership is the filing person. The name, address and telephone number of the Partnership are set forth in Item 1(a) above, which information is incorporated herein by reference.

(b) Tender Offer. This Schedule 14D-9 relates to the cash tender offer by MacKenzie to purchase up to 30,000,000 Units at a purchase price equal to $0.20 per Unit, subject to the conditions set forth in the Offer to Purchase dated April 21, 2015 (the “Offer to Purchase”) and the related Assignment Form (together with the Offer to Purchase, the “MacKenzie Offer”), as set forth in MacKenzie’s Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (the “SEC”) on April 21, 2015 (the “Schedule TO”).

According to the Schedule TO, the address and principal executive offices of MacKenzie are 1640 School Street, Moraga, California 94556, and its telephone number is (800) 854-8357.

Information relating to the tender offer by MacKenzie and related documents of the Partnership will be available on the Partnership’s website, at www.redwoodmortgageinvestors.com.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and MacKenzie and their respective executive officers, directors or affiliates.

As of the date of this Schedule 14D-9, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Partnership or its affiliates and the executive officers, directors or affiliates of the Partnership, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Part III – Item 10. Directors, Executive Officers and Corporate Governance,” “Part III – Item 11. Executive Compensation,” “Part III – Item 12. Security Ownership of

Certain Beneficial Owners and Management and Related Stockholder Matters” and “Part III – Item 13. Certain Relationships and Related Transactions, and Director Independence” in the Partnership’s Annual Report on Form 10-K (the “Annual Report”), as filed with the U.S. Securities and Exchange Commission (the “SEC”) on March 31, 2015, as well as Note 3, General Partners and Other Related Parties, to the Consolidated Financial Statements contained in the section entitled “Part IV – Item 15. Exhibits, Financial Statement Schedules” in the Annual Report, which information is incorporated herein by reference.  The Annual Report was previously made available to all of the Partnership’s limited partners and is available for free on the SEC’s web site at www.sec.gov.

Item 4. The Solicitation or Recommendation.

(a) Recommendation. The General Partners recommend that the Partnership’s limited partners reject the tender offer by MacKenzie to purchase their Units.  The information set forth in the letters to limited partners, dated May 7, 2015 (the “Letters to Limited Partners”) a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(b) Reasons. The information set forth in the Letters to Limited Partners, a copy of which is filed as Exhibit (a)(1) to this Schedule 14D-9, is incorporated herein by reference.

(c) Intent to Tender. After reasonable inquiry and to the best knowledge of the Partnership, none of the Partnership’s executive officers, directors, affiliates or subsidiaries intends to tender or sell Units held of record or beneficially owned by them pursuant to the MacKenzie Offer.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

To the knowledge of the Partnership, neither the Partnership nor any person acting on its behalf has, directly or indirectly, employed, retained or compensated, or intends to employ, retain or compensate, any person or class of persons to make solicitations or recommendations to the limited partners in connection with the MacKenzie Offer.

Item 6. Interest in Securities of the Subject Partnership.

Based on our records and on information provided to us by our directors, executive officers, affiliates and subsidiaries, during the past 60 days prior to the filing of this Schedule 14D-9, no transactions with respect to the Units have been effected by the Partnership, its executive officers, directors, affiliates or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals.

(a)  Except as set forth in this Schedule 14D-9, the Partnership is not undertaking and is not engaged in any negotiations in response to the MacKenzie Offer that relate to a tender offer or other acquisition of the Units by the Partnership, any subsidiary of the Partnership or any other person.

(b)  Except as set forth in this Schedule 14D-9, the Partnership is not undertaking and is not engaged in any negotiations in response to the MacKenzie Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Partnership or any subsidiary of the Partnership; (ii) any purchase, sale or transfer of a material amount of assets of the Partnership or any subsidiary of the Partnership; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Partnership.

(c)  Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts entered into in response to the MacKenzie Offer that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this Schedule 14D-9 which are not historical facts may be considered forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the company’s expectations, hopes, intentions, beliefs and strategies regarding the future. Forward-looking statements include statements regarding future interest rates and economic conditions and their effect on the company and its assets, that the difference between net income recorded and cash distributed to members will diminish in the future, trends in the California real estate market, estimates as to the allowance for loan losses, estimates of future member redemptions, the company’s full investment of cash, future funding of loans by the company, and beliefs relating to how the company will be affected by current economic conditions and trends in the financial and credit markets. Actual results may be materially different from what is projected by such forward-looking statements. Factors that might cause such a difference include unexpected changes in economic conditions and interest rates, the effect of competition and competitive pricing and downturns in the real estate markets in which the company has made loans. All forward-looking statements and reasons why results may differ included in this Schedule 14D-9 are made as of the date hereof, and we assume no obligation to update any such forward-looking statement or reason why actual results may differ.

Item 9. Exhibits.

The information under the heading “Exhibit Index” appearing after the signature page of this Schedule 14D-9 is incorporated herein by reference.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

REDWOOD MORTGAGE INVESTORS VIII

Date: May 7, 2015	/s/ Michael R. Burwell
Name: Michael R. Burwell
Title: General Partner

Exhibit Index

Exhibit No.	Description

(a)(1)*	Letters to Limited Partners of the Partnership from Michael R. Burwell, President of Redwood Mortgage Corp., General Partner of the Partnership, dated as of May 7, 2015.

(e)(1)
Excerpts from the Annual Report on Form 10-K filed by the Partnership on March 31, 2015 (the sections of the Partnership’s Annual Report on Form 10-K specified in Item 3 and filed as Exhibit (e)(1) hereto are incorporated by reference to the Partnership’s Annual Report on Form 10-K filed with the SEC on March 31, 2015).

*	Included as the cover pages to this Solicitation/Recommendation Statement on Schedule 14D-9 mailed to holders of Units of the Partnership and filed herewith.